Exhibit 99.1

Enthusiast Gaming Announces Shareholder Meeting Voting Results

TORONTO, June 30, 2021 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ:EGLX) (TSX:EGLX), a media and content platform for video game and esports fans to connect and engage, is pleased to announce the voting results for the election of its Board of Directors (the “Board”), which took place at the Company's Annual General Meeting of Shareholders (“AGM”) held today, June 30, 2021.

All nominees as set forth in the Company’s management information circular dated June 3, 2021, were elected as directors of Enthusiast Gaming at the AGM. Detailed results of the votes are set out below:

Nominee	Votes For	%	Votes Withheld	%
Adrian Montgomery	20,794,664	94.81%	1,138,535	5.19%
Menashe Kestenbaum	20,797,089	94.82%	1,136,110	5.18%
Francesco Aquilini	20,444,949	93.21%	1,488,251	6.79%
Michael Beckerman	21,472,220	97.90%	460,980	2.10%
Alan Friedman	20,691,642	94.34%	1,241,558	5.66%
Ben Colabrese	21,473,606	97.90%	459,594	2.10%
Robb Chase	20,794,439	94.81%	1,138,760	5.19%
Richard Sherman	20,525,242	93.58%	1,407,958	6.42%

The shareholders also: (1) voted in favour of setting the number of directors at eight (8); and (2) approved the re-appointment of KPMG LLP as auditor of the Company for the ensuing year and authorized the Board to fix the remuneration of the auditor. Results of the shareholder votes on these items are set forth below:

	Outcome of Vote	Votes For	%	Withheld/ Against	%
Number of Directors	Carried	21,924,299	99.96%	8,901	0.04%
Appointment of Auditors	Carried	22,364,517	98.98%	231,149	1.02%

About Enthusiast Gaming

Enthusiast Gaming is building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars; Media, Talent, Esports and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like- minded communities to deliver the ultimate fan experience.

Contacts

Investor Relations:

Eric Bernofsky, Chief Corporate Officer, Enthusiast Gaming
investor@enthusiastgaming.com

Media Relations:

Carmela Antolino, Provident Communications
carmela@providentcomms.com

647-287-2286

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results "may", "could", "would", "might" or "will" (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding future development and growth prospects, the overall business and economic conditions, and the Company’s competitive environment.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risks, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.